Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Set forth below is a transcript of an interview by TD Ameritrade with Steve Altemus held on September 22, 2022 discussing the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. (“Inflection Point”) and Intuitive Machines, LLC (“Intuitive Machines”), as well as the business of Intuitive Machines and its future outlook.

Oliver Renick (00:01):

Let’s talk space when we get back. Let’s leave the terrestrial discussion of interest rates and big box stores. Let’s think big. Some are calling it the last space SPAC. It’s pretty exciting stuff what they’re doing at Intuitive Machines. They announced last week that they will go public at a roughly billion dollar valuation. We’ve got the team to tell us what exactly they’re making and what they’ll do as a public company when we get back.

Oliver Renick (01:51):

The future of investing in space. So far, it’s been a torrid journey for investors betting on other galaxies and beyond the UFO ETF that attracts a bunch of space companies has down a lot more than the NASDAQ over the past year. And we’ve watched the highlight of Virgin Galactic even despite its successful launches fail in the stock market. So the bar is high here. Steve Altemus joins us from Intuitive Machines, co-founder, president and CEO. Great to have you here Steve, thank you for joining.

Steve Altemus (02:22):

Good morning. It’s great to be here. And I’m happy to welcome you from our own mission control here in Houston.

Oliver Renick (02:27):

Yeah, that seems pretty sweet. What’s going on there? Tell us about what you guys do.

Steve Altemus (02:32):

Hey, we are a diversified space exploration company, like you said, and we’re about to commercialize the moon. We’re heading there, delay in the critical infrastructure ahead of NASA so that NASA has the ability to put human footprints on the moon and stay there for a period of time.

Oliver Renick (02:51):

Wow. All right. How do you commercialize the moon? Are you putting a Walmart up there?

Steve Altemus (02:55):

That’s interesting. Well, what we’re going to do first is, first quarter of next year we’re going to land softly on the moon and then the second mission will be later in the year and we’ll land on the south pole of the moon. So, first step is to land there and show that the US economy and commercial sector can actually have the technical chops to land softly on the moon. And then the second thing is actually to communicate all of the scientific data from the payloads that we take to the moon, experiments we take to the moon and bring that back to earth. And we do that over our own commercial lunar distance communication network.

Oliver Renick (03:33):

Wow. Okay. I like the way you phrase that there, it’s a perfect opening for us to talk about the finances and the plans once you go public and once you SPAC. You said that showing the economy has the technical chops to get us back to the moon. Who’s funding you right now? Where is the money coming from to do this big stuff that you’re doing? I mean, expensive going to the moon from what I understand.

Steve Altemus (03:58):

Yeah. Well, NASA, as a result of a decision from the National Space Council has been appointed as essentially the point of the spear to lead the US economy back to the moon in a sustainable way with humans. And so what they’ve done is gone out and searched the country for companies that can build the rockets, the lunar landers, and the communication networks needed to deliver scientific payloads to the moon. And if we lay in the infrastructure, NASA will buy that as a service and that’s our business, infrastructure as a service.

Oliver Renick (04:33):

Okay. So the funding right now coming primarily from the government, right?

Steve Altemus (04:39):

That’s correct. About 80% of our funding is from planned government contracts, with about 20% of the funding coming from commercial opportunities that are growing at a very rapid rate now that the commercial sector realizes that we’re returning to the moon.

Oliver Renick (04:56):

And what type of commercial businesses, what’s the product you’ll be delivering? I mean, it seems like there are plenty of Americans who want to contribute to this. That would be happy to, I mean we’ve seen this, to buy a stock in a company or to invest in companies doing these big bold missions. But so far it’s basically been like a GoFundMe operation, we haven’t made money investing in these things. We’re basically helping fund them in the case of Virgin Galactic and other stocks that have been public. What do you think the experience will be like for investors in your business once you’re public?

Steve Altemus (05:33):

Well, I think anytime we take on an endeavor going to the moon it’s going to always be in partnership with the government. And so there’ll be both the government customer and the commercial customer as well as international customers that will contribute to the growth of our business. So, what we’ll do is we retire all of the technology risk based on these government contracts. And the government and NASA in particular is willing to take on additional risks to kind of ignite the US economy to be able to accomplish and establish this capability.

Steve Altemus (06:10):

Well, what we found is as we’re building landers and we set an annual cadence of missions to fly every single year, the commercial sector can then depend on us to be there to fly what they want to do in terms of their payloads. So what we’re seeing is a lot of technology companies want to do engineering demonstrations out beyond lower orbit. Those companies also want to put satellites in and around the moon and they also want to fly to things like asteroids and put propellant depots up, out beyond lower orbit in the geosynchronous orbit. So we can take those payloads up into the vicinity of the moon. We could take those payloads down to low lunar orbit and we could land those payloads on the surface of the moon for them. And that’s where we see the traction coming.

Oliver Renick (07:00):

So the general revenue stream is going to be, I mean, pure space. It’s not like you’re putting something into space that’s going to give you data you’re going to sell to a hedge fund to here or something. Think about satellite companies that do stuff like that, or provide data to John Deere tractor so they can see the farms or something like that. I mean, your revenue is going to be very much the back and forth of all the space travel that you foresee happening, that the government has said wants to happen, that SpaceX has said they want to happen. That’s the commercial definition of the revenue as well?

Steve Altemus (07:39):

Well, I’d say we’re going to transport scientific payloads and engineering payloads to the moon and we turn that data via our own commercial lunar network and charge for data as a service back to earth. So with a global network of ground stations, large radio astronomy antenna dishes, coupled with a constellation of satellites around the moon, we can provide communications data, imagery data, as well as navigation data around the moon. So if you think about it, the first step is to land. The second step is to establish communications. And then the third step is to establish navigation. Once you do that, you start putting in power systems and systems that support habitation of the moon, and that’s where Intuitive Machines will be and that’s where we’re headed as a first mover in this brand new market.

Oliver Renick (08:34):

And so the commercial types of contracts and buyers of the data, should we be thinking about satellite operators, telecommunications companies, or is it generally still going to be an all company like SpaceX or something like that?

Steve Altemus (08:52):

Well, I would say it’s more people who want to fly to the moon, who want to test their systems at the moon, who want to learn about the moon. They will be buying services for us to deliver their equipment to the moon and then pay us for the data that we return from the moon and whether that’s imagery or specialty science data like hyper spectral imagery or multi spectral imagery. And so we’ll be selling that data stream for anybody who’s interested in purchasing information about the moon.

Steve Altemus (09:25):

You think about it, in the future when humans are there, we’re going to have to use resources on the moon. And so who’s going to give all that prospecting information about where the important resources on the moon are. There are no satellites collecting that data today. And so Intuitive Machines will begin to deploy those satellites and gain that information to provide it to the companies back on earth that need it for their own plans moving forward to open up the lunar economy.

Oliver Renick (09:53):

Wow. Okay. Yeah. It’s pretty incredible. I mean, you see the huge moon economy as being something that’s coming. So certainly you are unique in that regard. Your first mission coming up, you’ve teamed up with SpaceX for a payload, that’s going to go out, what? First quarter next year. Is that one of the first big missions for you guys or how should we think about that in terms of what the standard will be of what you’re doing?

Steve Altemus (10:23):

Yeah, we’re really proud to carry on our shoulders the burden of returning United States to the moon for the first time in 50 years, and we do that in partnership with SpaceX, who’s providing us a Falcon 9 launch access into orbit. And from that point, we’ll take the rest of the load of flying our lunar lander out from a highly elliptical orbit then capture into the moon’s gravity into low lunar orbit and then descend down to the surface. That’ll be the first quarter of 2023, and it’ll be the first commercial company to be successful landing on the moon.

Oliver Renick (11:03):

Wow. All right. Pretty fun stuff. Steve, looking forward to following along. If you get any customers with a scar on their face, holding a big furry cat, don’t sell to those guys. All right? This is like James Bond stuff we’re talking about here. Very cool. Thanks for the detail, Steve. Looking forward to talking once you guys are public.

Steve Altemus (11:23):

Hey, thank you very much. We’re looking forward to it and we’re looking forward to offering for the first time ever an opportunity to invest in space exploration to the retail investor.

Oliver Renick (11:32):

All right. Believe it. Thanks a lot. Steve Altemus, co-founder, president and CEO at Intuitive Machines. The moon economy. All right. Maybe closer than we thought. Coming up, chart masters-

Additional Information and Where to Find It

In connection with the Business Combination with Intuitive Machines, Inflection Point will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines’ equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INFLECTION POINT AND INTUITIVE MACHINES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Intuitive Machines and the markets in which it operates, and Intuitive Machines’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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